

April 1, 2011

<u>Via U.S. mail and facsimile</u>

H.O. Woltz III
President and Chief Executive Officer
Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

Re: **Insteel Industries, Inc.**
           Form 10-K for the Fiscal Year Ended October 2, 2010
           Definitive Proxy Statement on Schedule 14A
           Form 8-K/A filed February 4, 2011
           File No. 1-9929

Dear Mr. Woltz:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John M. Hartz
                    Senior Assistant Chief Accountant